UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549


                             AMENDMENT #3
                             FORM 10 - SB


 GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
   Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        Terra Systems, Inc.
          (Name of Small Business Issuers in its charter)


              Utah                           87-0476073
(State of other jurisdiction of    I.R.S. Employer Identification Number
 incorporation or organization)


 5912 West 11600 South, Payson, Utah            84651
   (Address of principal executive            (zip code)
            offices)


Issuer's telephone number: (801) 465-4400


Securities to be registered under section 12(b) of the Act:


      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered


Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 17,889,131 issued and outstanding as of December 31, 2000.

                           TABLE OF CONTENTS

Part I                                                   3
 Item 1.  Description of Business                        3
 Item 2.  Management's Plan of Operation & Discussion    8
          and Analysis
 Item 3.  Description of Property                        14
 Item 4.  Security Ownership of Management               14
 Item 5.  Directors and Executive Officers               15
 Item 6.  Executive Compensation                         16
 Item 7.  Certain Relationships and Related              17
          Transactions
 Item 8.  Description of Securities                      17

Part II                                                  18
 Item 1.  Market for Common Equity and Related           18
          Stockholder Matters
 Item 2.  Legal Proceedings                              18
 Item 3.  Changes in and Disagreements with              19
          Accountants
 Item 4.  Recent Sales of Unregistered Securities        19
 Item 5.  Indemnification of Directors and Officers      21

Part III                                                 21
 Item 1.  Index to Exhibits                              21

Part IV
 Signatures                                              21


Part F/S
 Item 1.  Financial Statements                           F-1

                      Forward Looking Statements

Some of the statements contained in this Form 10-SB are not historical facts rather "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative of such terms or other variations, or by discussions of strategy that involve risks and uncertainties. Caution should be exercised in regards to these forward-looking statements. Such statements contained herein reflect our current beliefs with respect to future events. These beliefs involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employee and general business factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results. Actual results may differ materially as a result of the above-mentioned risks, and from assumptions made based on anticipated events. Factors that may cause actual results in our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

     1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;
     2.   Our ability to generate customer demand for our services;
     3.   The intensity of competition; and
     4.   General economic conditions.

                                Part I

We are filing this Form 10-SB on a voluntary basis to:

     1.   Provide current, public information to the investment community;
     2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and
     3. Comply with prerequisites for the listing of our securities on the NASD OTC Bulletin Board.

Item 1.     Description of Business

A.   Business Development and Summary

We were formed as a Utah Corporation on February 16, 1996 under the name Terra Systems, Inc. Our articles of incorporation authorize us to issue up to 100,000,000 shares of common stock at a par value of $0.001 per share. For the nine-months ended September 30, 2000 we reported a loss of (1,210,036) or (.07) per share. For the year ended December 31, 1999 we reported a loss of (1,229,863) or (.08) per share. The accumulated deficit from inception February 17, 1996 through September 30, 2000 was (6,420,754) or (.41) per share. Given our current cash flows, it is questionable as to whether the company will be able to continue as a going concern. While future developments regarding patent issuance will allow Terra Systems to more aggressively pursue revenue-generating contracts, it may be necessary to raise additional funds and/or reduce cash expenditures in the next 12 months. Funds could be generated through the issuance of additional stock, or through the sale of existing plant and office equipment. Cash expenditures could be reduced through the lay-off of personnel and the elimination of employee benefits.

Our Company stock began trading in July 1996 and is currently quoted under the ticker symbol "TSYI" on the OTC Bulletin Board. We entered into an agreement with XCEL Associates, Inc. on March 29, 2000. In exchange for Terra Systems, Inc. stock options, XCEL Associates, Inc., agreed to review our business plan and prepare a company profile as well as recommend our common stock to various Retail Brokers, Analysts, and Institutional Investors and Bankers (see exhibit 10).

We develop and commercialize low-pressure pneumatic conveyance systems. These low-pressure systems are used in connection with the pulverization, moisture control, classification, transport and processing of bulk materials.

When utilized at a coal burning power plant, this system can aid in British Thermal Unit (BTU) output gain while improving the surrounding air and water quality. It is able to do this because it employs a dry transport system that uses air instead of water for propulsion. Less moisture in the coal helps it burn cleaner and more efficiently and the employment of a dry system means less water purification is required. "BTU" is a term used to define how efficient a given fuel is in relation to the quantity of heat it emits. For the reasons described above, our Company is targeting the carbon fuels industry. We believe this market can benefit the most from our dry bulk handling systems.

The system relies on a slow moving laminar flow gas bearing to allow for the transportation of material through a carrying duct. To define, a laminar flow gas bearing is formed when the air in the center of a pipeline is surrounded by a slow moving turbulent flow boundary air layer next to the inside wall of the pipe. It is referred to as a boundary because it acts to insulate the pipe from severe abrasive contact with the transported material. Furthermore, an "abrasion signature" is the amount of wear and tear or erosion on the inside of a pipe caused by the flow of a given material. Our process reduces this abrasion signature because the material being transported is caught up and carried by the faster moving gas in the center of the pipe. Unlike high-pressure conveyance systems, low-pressure systems do not allow for the "caking" of material inside the piping. Caking is a term used to describe the build up of material on the inside of its containment pipe. In pneumatic conveyance, caking occurs when dust combines with moisture and starts to gradually build up on the inside wall of the pipe.

High-pressure pneumatic conveyance systems rely on the compression of air for operation. When the air is compressed, the moisture contained in the air collects inside the pipe. These pressurized systems have to be enclosed and can only purge moisture at the end of their conveyance cycle. The material they carry becomes exposed to this moisture, which may lead to caking. On the other hand, a low-pressure system like ours operates in an open environment. This allows the material being transported to breathe any moisture out during the transportation process.

B.   Business of Issuer

  (1)  Principal Product and Principal Markets

We develop and market a unique particle accelerator. It is a low-pressure gas linear accelerator, which carries bulk materials such as rice, coal, coal ash, wheat and grain at high velocity. Our process begins by performing particle isolation. The system places particles (materials) in a high-spin state. This high-spin state allows two attributes to occur to promote a high degree of particle isolation:

     1. An enhanced energy state on the particle, due to the high-spin state, puts a similar energy (electro-static) charge on the material being conveyed. The particles then will tend to repel each other. Example: Two positive ends of a magnet (like charges) repel; and

     2. Just like the gases that surround the earth become denser as they get closer to the surface of the spinning planet. This gas density around the surface constitutes an atmosphere. These atmospheric density differences can act as barriers in allowing particles to re-combine. Our system creates gas flow barriers (atmospheres) that act to isolate similar particles.

After our system has isolated the materials, it then can accelerate, stratify, and classify the material to facilitate a variety of end process results. These include 1) drying, 2) pulverizing, 3) mixing, and 4) trans-loading. Trans-loading is the process by which materials are transferred from one method of storage to another. For example, moving grain from a storage silo to a barge for shipment, or moving coal from a train to a truck. In addition, our system can transport almost any particle, for any duration of time, at any temperature and at any velocity/density ratio.

Many components are pre-fabricated in our warehouse with final assembly occurring at the client's site. In most cases, we bill the client an hourly/daily rate for constructing a system that will vary in cost based on the customization involved for each client and their unique requirements. For example, some applications may require just product drying before going to an existing milling operation. Thus our equipment could provide just the product drying service onsite. We construct and test each system with the use of our technical and research staff.

Our particle accelerator has inherent economic advantages:

     1. It utilizes air, instead of water (water based systems can be costly due to their detrimental effect on the environment, i.e. clean-up costs);
     2.   It performs multiple handling and processing tasks;
     3.   Its projected unit costs are lower than wet processes;
     4.   It does not require the additional purchase of chemicals; and
     5. It can increase the economic value of the end product (i.e. coal will produce more BTUs).

Furthermore, Terra Systems, Inc. has received a patent on its unique pneumatic accelerator. The U.S. Patent Office issued Patent No.
6,170,768 on January 9, 2001. Existing industry conditions make this technology very attractive. They include:

     1. The efficient processing of bulk material in a more environmentally sound manner;
     2. The need for a process to handle material utilizing air as opposed to water, and the need for a system that can "multi-task" in the processing of bulk material at a reduced cost and with less equipment; and
     3. The desire for a mineral pulverization system that would reduce maintenance costs by functioning more effectively and efficiently.

The prospective markets for our industrial particle accelerator include power generation, mining, agriculture, environmental, ceramics, construction, and materials transportation. Because of the nature and flexibility of our process, virtually all bulk materials used in basic industries can be economically separated, classified, and otherwise processed.

There exists, however, the inherent risk that a market does not exist for the system due to its unique technological nature. Potential clients/customers may be reluctant to invest in a new, commercially unproven product. Additionally, there exists the inherent risk that we will lack the cash flows necessary to operate as a going concern as we attempt to develop the market for the system. For example, it may require several months of contract negotiations and feasibility studies before a revenue-generating contract is approved. Finally, rising raw material (i.e. blowers, computer control systems) costs could make it difficult for the Company to acquire the items needed for further testing and development. The realization of any of these risks could have a material adverse effect on our operations and could hinder our ability to continue as a going concern.

  (2)  Distribution methods for our services

Our marketing strategy is to promote, advertise and increase our brand visibility and attract new customers through multiple channels, including:

    1.   Developing strategic alliances;
    2.   Establishing our brand name; and
    3.   Direct marketing to existing and potential customers.

We believe that the use of multiple marketing channels will reduce our reliance on any one source for obtaining customers. This in turn will lower costs and maximize brand awareness.

  Strategic alliances

As of the date of this filing, we have no existing strategic alliances. We do, however, believe that future joint venture relationships will allow us to gain additional insight, expertise and penetration into markets where joint venture partners already operate and may serve to increase our revenue and income growth. We reserve the right to review potential strategic alliance candidates, and to enter into agreements in the future should management feel these alliances would be in the best interest of the Company.

  Establish our name brand

We cannot guarantee that we will be able to successfully market and distribute our services in either the United State or other countries, and the failure to do so could have an adverse effect on our operations. We believe that building awareness of the Terra Systems, Inc. brand is important in establishing and expanding our customer base. We currently have a web site (www.tsyi.com) and will use traditional media as our revenues permit, to attract new customers.

  Direct Marketing

The majority of our marketing activity is conducted through on-site demonstrations, as well as on our web site. We plan to move forward with industrial and agricultural clients entering into exclusive licensing agreements, which will generate fees and royalty revenues.
We have engaged with P.S.G. LLC (Product Service Group) in a project that will clean up a low-level radioactive waste site. A successful initial presentation was made at Terra Systems' headquarters at Payson, Utah on October 13, 2000. The follow-up presentation was made in Denver to Morrison-Knudsen Corp in late November of 2000.

In this presentation, Terra proposed a total bulk handling system that will extract, transport, pulverize, treat, bind, and load-out into containment the low-level radioactive material. This material is presently being held in storage silos that are disintegrating due to natural erosion. 5,100 cubic yards of material needs to be extracted, treated, and re-contained. Should our proposal be accepted, we would envision engineering and feasibility funds to be made available. Construction and on-site operation would take place in 2001. The final scope of this project would be in the 5 million US dollar range and take approximately 20 months to complete. This project could lead to similar future clean-up activity with PSG who contracts with Morrison-Knudsen.

We intend to sell proprietary components and furnish technicians throughout startup operations. Manufacturing of this hardware will be done at our plant in Payson, Utah with initial industrial project applications taking place in the United States.

  (3) Status of any announced new service

As of December 1, 2000 we have:

     1.Developed and implemented a business plan; and 2.Recruited and retained an appropriate management team and board of directors.

We have commenced operations, and have begun generating revenues. However, we expect the industry to become increasingly competitive, despite the size and growth expected in the market. We intend to compete by targeting specific market segments such as power companies who rely on the pulverization and transport of coal to produce energy. Another goal is to ensure client satisfaction with the Company's services and to develop an outstanding reputation for client service. If we fail to market and distribute our services and generate sufficient revenues, we may be unable to continue as a going concern.

  (4)  Industry background

Nearly all bulk materials used in basic industries can or must be separated, pulverized, classified, and/or otherwise enhanced. Opportunities exist for many applications in both organic and inorganic materials in an array of large industries, including power generation, mining, agriculture, environmental, ceramics, construction, and materials transportation. Our main competition consists of traditional methods of pulverization and transport of bulk materials. These include manufacturers of roller mills and ball mills. However, we do not consider these to be major competitive factors due to the unique nature of our technology. Specific competitors in our industry would be Bechtel, Babcock & Wilcox, and Ecology & Environment. These companies provide coal pulverization, mineral processing, and remediation of industrial wastes.

  (5)  Raw materials and suppliers

Our company is neither a purchaser nor a supplier of raw materials. Numerous raw materials are used to conduct on-site demonstrations on the effectiveness of our process and equipment; however, the prospective client holds the responsibility for providing these materials. Such materials used in on-site demonstrations would include rice, coal, coal ash, limestone, gypsum, agricultural waste and other materials containing various heavy minerals (i.e. gold, silver, platinum).

  (6)  Customers

Our current material customers and their percentage of our Company's revenues is as follows:

              PacifiCorp/Interwest Mining          95%
              Quantum Minerals/Utah Chemical        3%
              Other                                 2%

We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat business depends, in part, on the strength of our customer support and service operations and staff. We value frequent communication with and feedback from our customers to continually improve our services. We focus on designing and manufacturing high quality, applications-engineered products that are designed to address specific customer needs. In addition, our operating results may also fluctuate due to factors such as the gain or loss of significant customers. Our existing customer relationships are strong, and our revenues would increase considerably should we secure the contract with P.S.G. LLC.

  (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts

Our success and ability to compete will be dependent in part on the protection of our potential patents, trademarks, trade names, service marks and other proprietary rights. We have engaged Morriss, Bateman, O'Bryant & Compagni as patent counsel since early spring 1997. Application was made in early 1998 for specific patent applications with the United States Patent Office. On January 9, 2001 the company was issued Patent No. 6,170,768 on its pneumatic accelerator. As
developments are made, patents are upgraded.   In addition, we may rely
on certain intellectual property licenses from third parties, and may be required to license additional products or services in the future, for use in the general operations of our business plan. We cannot assure you that these third party licenses will be available or will continue to be available to us on acceptable terms if at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on our business, financial condition or operating results. In addition, policing unauthorized use of our proprietary and other intellectual property rights could be expensive if not difficult or impossible. Also, we cannot guarantee that third parties will not bring claims of copyright or trademark infringement against us or claim that certain aspects of our processes or other features violates a patent they may hold. There can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require us to enter into costly royalty or licensing arrangements. These potentialities could have a material adverse effect on our business, financial condition or operating results.

 (8)  Regulation

We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, export control laws and laws or regulations directly applicable to the industry. We will be required to ensure the enforcement of the Occupational Safety and Health Administration (OSHA) regulations.

 (9)  Effect of existing or probable government regulations

We believe that we will be able to comply in all material respects with the laws and regulations governing the industry, and that such laws will not have a material effect on our operations. However, various federal and state agencies may propose new legislation that may adversely affect our business, financial condition and results of operations. We are not aware of any probable government regulations that may adversely affect our business.

 (10) Research and development activities

We seek to continue developing our products internally through research and development or if appropriate, through strategic partnerships. But, if we can purchase or license products, services or technologies from third parties at a reasonable cost, we will do so in order to avoid the time and expense involved in developing such products, services or technologies.

 (12) Employees

The Company presently has five (5) full time employees, one (1) part-time employee and two (2) consultants and advisors. Currently, there exist no organized labor agreements or union agreements between Terra Systems, Inc. and Terra's employees. We believe that our relations with our employees are good.

 (13) Dependence on Key Personnel

The success of our Company depends upon the efforts, abilities and expertise of our executive officers and other key employees, including our Chief Executive Officer, President, Research & Development, Secretary/Treasurer, Director, and Consultant of each of our operating units. The loss of the services of such individuals and/or other key individuals could have a material adverse effect on our operations. Generally, we do not offer employment agreements to our executive officers or key employees, nor do we maintain key man life insurance on such individuals.

Item 2.     Management's Plan of Operation & Discussion and Analysis

A.   Management's Plan of Operation

(1) In our initial approximately fifty-five month operating period ended September 30, 2000; we have incurred $6,420,754 in net losses and $336,464 in revenues from operations. Management intends to use capital and debt financing as needed to supplement the cash flows received through successful negotiations of licensing agreements. Currently, the primary source of capital has been obtained through the issuance of common stock and options to a corporation that has also engaged to provide business management and marketing consultation services for Terra Systems, Inc (see Note 1 to Financial Statements under "Basis of Presentation", paragraph 2 and Note 3 to the Financial Statements). Our fixed and variable expenses and our ability to control them are as follows:

        Classification       Fixed/Variable       Ability to Control
        --------------       --------------    -------------------------
    Employee Wages and     Salary = Fixed      Can reduce through lay
    Benefits               Hourly = Variable   off of personnel
    Subcontractor Expense  Fixed               Can reduce through
                                               discontinuation of
                                               agreements
    Accounting and Legal   Variable            May increase as
      Expenses                                 Company becomes fully
                                               reporting
    Capital Lease,         Fixed               Little control over,
      Leasing Fees                             per agreement
    Building Rental        Fixed               Little control over,
      Expense                                  per agreement
    Utilities              Variable            May fluctuate due to
                                               seasonality or
                                               increased production
                                               levels

    Business Insurance     Fixed               Required business
                                               coverage.  May be able
                                               to renegotiate upon
                                               policy renewal


    Misc. Office Supplies  Variable            Can control through
      & Shipping                               reduced office supply
                                               requisitions,
                                               negotiating
                                               alternative shipping
                                               solutions


Selected financial data of the Company is as follows:

                 TERRA SYSTEMS, INC. AND SUBSIDIARY
                   (A Development Stage Company)
                    Selected Balance Sheet Data

Balance Sheet Data:              As of          As of           As of
                               September      December        December
                                  30,            31,             31,
                                 2000           1999            1998
                              -----------    -----------     -----------
                               (Unaudited)     (Audited)       (Audited)
Total Assets                  $    554,828   $   647,950     $   795,232
Total Long-Term Liabilities   $    677,865   $   852,097     $   940,570

Balance Sheet Data:              As of          As of
                               December       December
                                  31,            31,
                                 1997           1996
                               (Audited)      (Audited)
                              ------------   -----------
Total Assets                  $    911,934   $   971,717
Total Long-Term Liabilities   $    843,729   $   308,337

                 TERRA SYSTEMS, INC. AND SUBSIDIARY
                    (A Development Stage Company)
                Selected Statement of Operations Data

Statement of Operations Data:   For the        For the
                               Nine Months   Nine Months      For the
                                 Ended         Ended        Year Ended
                               September     September       December
                                  30,           30,             31,
                                 2000          1999             1999
                              (Unaudited)    (Unaudited)      (Audited)
                              ------------   ------------    ------------
Total Revenue                 $      6,792   $    129,690    $    159,705
Loss from Cont. Operations    $ (1,148,482)  $   (918,205)   $ (1,129,237)
Loss from Cont. Operations
 per Common Share             $      (0.07)  $      (0.06)   $      (0.07)


Statement of Operations Data:                               For the
                                                          Period from
                                                           February
                                                            17, 1996
                                For the       For the     (Inception)
                              Year Ended     Year Ended   through
                               December      December      December
                                  31,           31,           31,
                                 1998          1997          1996
                               (Audited)     (Audited)     (Audited)
                              -----------    -----------   -----------
Total Revenue                 $   166,767    $     3,200   $         -
Loss from Cont. Operations    $(1,189,265)   $(1,384,991)  $(1,291,657)
Loss from Cont. Operations    $     (0.08)         (0.06)        (0.02)
  per Common Share

Statement of Operations Data:      Cumulative      Cumulative
                                    For the         For the
                                    Period          Period
                                    February        February
                                    17, 1996        17, 1996
                                    (Inception)     (Inception)
                                    through         through
                                    September       December
                                    30, 2000        31, 1999
                                 -------------   ------------
                                  (Unaudited)      (Audited)


Total Revenue                    $   336,464     $   329,672
Loss from Cont. Operations       $(5,957,753)    $(4,809,271)

  Stock-Based Compensation for Current and Future Services

From February 17, 1996 (Inception) through December 31, 1997 the Company issued 75,000 shares of common stock at $0.001 per share to various employees for current and future services. During the year ended December 31, 1998 the Company issued 350,000 shares of common stock at $0.001 per share and during the year ended December 31, 1999 the Company issued 20,000 shares of common stock at $0.001 per share to various employees for current and future services. The shares issued from February 17, 1996 (Inception) through December 31, 1997 had a market value of $74,925 or $1.00 per share on the day of issuance. The shares issued during the year ended December 31, 1998 had a market value of $393,750 or $1.13 per share on the day of issuance and the shares issued during the year ended December 31, 1999 had a market value of $19,320 or $0.97 per share on the day of issuance. Under the terms of the stock issuance, the Company can reacquire all the stock at $0.001 per share within one year from the date of issuance and one half of the shares within two years from the date of issuance. These shares are considered non-vested and have been accounted for in accordance with APB 25 Accounting for Stock Issued to Employees, whereby the Company is recognizing compensation expense over the vesting period of the stock for the difference between the fair value of the stock on the day of issuance and the consideration paid by the employees. In the event employment should be terminated, all non-vested shares of stock shall be forfeited by the employee.

During the nine months ended September 30, 2000, an employee of the Company, who had been issued 150,000 shares of the above mentioned stock, forfeited 50,000 shares of non-vested common stock valued at $56,200. During the year ended December 31, 1999, an officer of the Company, who had been issued 200,000 shares of the above mentioned stock, left the Company. Accordingly, the officer forfeited 100,000 shares of non-vested common stock, which was valued at $112,400.

The Company recognizes compensation expense for the above shares over the period the shares vest as follows:

                                 Compensation        Deferred
         Period                    Expense         Compensation
    --------------------         -------------     ------------
    February 17, 1996 to
      December 31, 1997          $   44,955        $   29,970
    January 1, 1998 to
     December 31, 1998           $  275,953        $  147,767
    January 1, 1999 to
      December 31, 1999          $  205,720        $   28,093
    January 1, 2000 to
      September 30, 2000         $   39,377        $   11,270

  Common Stock Issued to Acquire Xullux

On May 1, 1996, we entered into a merger agreement with Xullux, Inc., whereby we agreed to issue 2,955,000 shares of common stock for all of the outstanding common stock of Xullux, Inc. Xullux, Inc. had no assets at the date of the merger and was considered a shell corporation; accordingly, the 2,955,000 shares held by the Xullux, Inc. stockholders were deemed to have been issued for no consideration.

  Common Stock Issued for Cash

The Company issued shares of common stock for cash as follows:

          Period                Stock Issued     Price Range     Proceeds
     -------------------        ------------     -----------     --------
     February 17, 1996 to
       December 31, 1997           1,926,687     $0.50 to $2.00  $1,834,139
     January 1, 1998 to
       December 31, 1998             715,727     $0.30 to $0.80  $  377,712
     January 1, 1999 to
       December 31, 1999             705,000     $0.25 to $0.50  $  285,460
     January 1, 2000 to
       September 30, 2000            376,673     $0.25 to $0.30  $   95,835

  Common  Stock  Issued in Satisfaction of Subscription Agreements  and
     Marketable Securities

Between July and September 1996, $206,000 was contributed to the Company under various stock purchase agreements for future issuances of common stock. In October through December 1996, the Company issued 246,000 shares of common stock in satisfaction of these subscription agreements.

       Common Stock Issued for Marketable Securities

In May 1996, the Company entered into an agreement to issue 250,000 shares of common stock to acquire 10,000 shares of another company, which had a fair value of $190,000. By December 1996, the Company issued 250,000 shares of common stock valued at $190,000 or $0.76 per share for the 10,000 shares of Covol stock. Shares of Covol stock were sold in December1996 for $91,000, and a loss of $99,000 was recorded.

  Common Stock Issued for Services

During the nine months ended September 30, 2000 and for the year ended December 31, 1999, the Company issued 260,320, and 259,286 shares, respectively, of common stock for consulting services. The common stock was valued at prices ranging from $0.25 to $1.00 per share. For the nine months ended September 30, 2000 and for the year ended December 31, 1999 the Company charged $105,000 and $143,189 of consulting expense to operations, respectively. (See exhibit 99).

  Common Stock Redemptions

In 1996, the Company issued 48,000,000 shares of common stock upon organization of the Company. In 1997, the Company exercised its right to repurchase 36,775,000 shares of common stock from two shareholders at $0.001 per share. The stock redemption was paid by the Company issuing 10% promissory notes.

In September 1996, the Company redeemed a total of 3,000,000 shares of the Company's common stock from six different shareholders for no consideration.

  Common Stock Issued for the Conversion of Debt

During the nine months ended September 30, 2000, a stockholder exercised 500,000 options. The Company issued 500,000 shares of common stock for the conversion of notes payable to stockholders in the amount of $100,000 or $0.20 per share. During the year ended December 31, 1999, the Company issued 200,000 common shares for the retirement of accounts payable to a related party, valued at $50,000 or $0.25 per share.

  Stock Right Exercised

During the period ended September 30, 2000 (as discussed in Note 3 of the Notes to the Consolidated Financial Statements) the Company granted stock rights in connection with a consulting agreement. The Company recognized consulting expense of $560,000 in connection with the grant of these stock rights. Upon grant of the rights, the corporation exercised its right and the Company issued 400,000 shares of common stock for $100,000 or $0.20 per share.

As of September 30, 2000, we have 17,314,793 shares of $0.001 par value common voting stock issued and outstanding. However, if our capital requirements are greater than our financial resources, we may be required to raise additional capital via an additional public or private offering. In the meantime, our officers and directors plan to advance funds on an as-needed basis, although there is no definitive or legally binding arrangement to do so. There are no preliminary loan agreements or understandings between our officers, directors or affiliates and lending institutions. We currently have no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained would be found to be reasonable by the company.

As of September 30, 2000, we have generated $336,464 in sales revenues and devoted our efforts primarily to developing our products and services, implementing our business strategy and raising working capital through equity financing. Our revenues are primarily dependent upon our ability to cost-effectively and efficiently develop and market our products and/or services. Our priorities for the next six to twelve months of operations are to:

     1.   Continue marketing our services;
     2.   Develop strategic relationships;
     3.   Respond to competitive developments; and
     4.   Establish our brand identity.

Realization of sales of our products and services during the fiscal year ending December 31, 2000 is vital to operations. We may not be able to continue as a going concern without realizing additional sales or capital. We cannot guarantee that we will be able to compete successfully or that the competitive pressures we may face will not have a material adverse effect on our business, results of operations and financial condition. Additionally, a superior competitive product could force us out of business.

(2) Our net loss for the nine months ended September 30, 2000 was approximately $1,210,036 and our net loss for the year ended December 1999 was approximately $1,229,863. Our net loss was primarily attributable to less than expected revenues being realized from sales of our products and services. Our expenses for the nine months ended September 30, 2000 were approximately $1,152,777, of which approximately 82.50% of our expenses were general and administrative. Our expenses for the year ended December 31, 1999 were approximately $1,143,992, of which approximately 78.29% of our expenses were general and administrative.

During each of these interim periods, we realized minimal revenues while incurring normal fixed overhead and debt service costs. For the nine months ended September 30, 2000, the depreciation and amortization expense for our product development costs is $93,696. There was $125,823 depreciation and amortization expense in 1999.
This operating trend is projected to continue for at least the remaining period of fiscal 2000.

To fund fiscal 2000 operations, we believe our projected cash balance will be adequate to fund our operations and provide for our working capital needs through December 2000.

We may experience significant fluctuations in operating results in future periods due to a variety of factors, including but not limited to, the following risk factors.

     Limited Operating History

We have a limited operating history on which to base estimates for future performance. In 1996 Terra entered into a capital lease agreement with Spring Lake Company to facilitate the acquisition of various pieces of plant equipment. This transaction has been designated a "related party" transaction (please see note 9 of the financial statements). As a result of insufficient cash flows, Terra has been unable to meet their lease payment obligations with Spring Lake Co. on a timely basis. Currently, the monthly payment obligation is approximately $13,700 per month. It will be difficult for Terra to continue operating at a deficit. On a short-term basis, Terra may elect to raise additional funds through the sale of stock to outside investors; however, any future offerings could significantly dilute the value of any previous investor's investment value.

Current negotiations with potential clients may also result in the finalization of feasibility study and licensing agreements that would result in revenues, and thus cash flow, for the firm. If these events do not generate sufficient cash flow to cover operating expenditures, Terra may elect to reduce costs through a reduction of its workforce, elimination of employee benefits, or a combination of both. On a long-term basis, licensing agreements will be structured to result in an up-front licensing fee arrangement, with subsequent revenues to be generated by volume (tons per hour) transported, dried, moved, etc.

     Need for Additional Financing

We may need to obtain additional financing in the event that we are unable to realize sales of our services or collect accounts receivable. We may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures or for other purposes. Furthermore, our ability to pay cash dividends on, and to satisfy the redemption obligations in respect of our outstanding Common Stock will be primarily dependent upon the future financial and operating performance of our operating units. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond the control of our operating units. If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations, or raising equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

     The Market

Technological change, continuing process development and new product introductions may affect the markets for our products. Our success will depend, in part, upon our continued ability to manufacture products that meet changing customer needs, successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis and enhance and expand our existing product offerings. Current competitors or new market entrants may develop new products with features that could adversely affect the competitive position of our products. We have invested and continue to invest substantial resources in research and development in an effort to improve upon our existing manufacturing processes. However, there can be no assurance that our process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render our technology, equipment or processes obsolete or uncompetitive. Any failure or delay in accomplishing these goals could have a material adverse effect on our business, results of operations and financial condition. In addition, to the extent that we determine that new manufacturing equipment or processes are required to remain competitive, the acquisition and implementation of the technologies, equipment and processes required are likely to require significant capital investment.

(3) No engineering, management or similar report has been prepared or provided for external use by us in connection with the offer of our securities to the public.

(4) Management believes that our future growth and success will be largely dependent on our ability to develop and market our products. We believe that the long-term success of our business may require substantial research and development. There are no formal agreements to date, and we pay for all independent tests. We have incurred research and development costs from February 16, 1996 (date of inception) through September 30, 2000. In addition, we anticipate incurring research and development costs through the fiscal and calendar year ending December 31, 2000.

B. Management's Discussion and Analysis of Financial Condition and Results of Operations

As of February 16, 1996 (date of inception) through September 30, 2000, we have generated $336,464 sales revenue. Revenues have been generated primarily through the development of a test-scale system and related feasibility studies. These feasibility studies have been conducted on coal (PacifiCorp) and Black Sands (Quantum) and were conducted to determine size reduction, moisture removal, and mineral extraction capabilities.

A substantial percentage of our revenue was derived from work performed for PacifCorp / Interwest Mining. The majority of this work was related to feasibility studies related to the coal industry. The agreed upon testing was completed by late 1999, and we began negotiating additional testing and contract formulation with management at PacifiCorp. Early in 2000, Scottish Power acquired PacifiCorp, and as a result discussions were temporarily halted. In the late summer of 2000 discussions were resumed; however, our management staff and consultants have had to devote considerable time and effort in the "reintroduction" of themselves and our system to new management from Scottish Power. It is currently anticipated that we will be able to begin pursuit of a licensing agreement with PacifiCorp in the near future.

Item 3.     Description of Property

A.   Description of Property

Our corporate headquarters are located at 5912 West 11600 South, Payson, Utah 84651. We have use of this space through a lease arrangement from Spring Lake Company, a related party. The terms of this lease are for $4,120.00 per month on a month-to-month basis. The lease expires on July 1, 2003. This facility consists of approximately 20,000 square feet of office and warehouse space in the main building, and approximately 10,000 feet of additional warehouse/storage in an unattached building, in addition to approximately 3.2 acres of land. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized. We have also entered into another capital lease agreement with Spring Lake Company. The purpose of this lease is to acquire plant equipment at a total of $423,594. This lease expires on March 2002. The monthly payment is approximately $13,258 per month. Furthermore, we have acquired office equipment at a cost of $70,811, and additional plant equipment at a cost of $193,152. In addition, we have an automobile valued at $22,000, and software valued at $10,380.

B.   Investment Policies

Management does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in people' primarily engaged in real estate activities.

Item 4.     Security Ownership of Management

A.   Security Ownership of Management

The following table sets forth as of December 31, 1999 certain information regarding the beneficial ownership of our common stock by
(a) each person who is known us to be the beneficial owner of more than five percent (5%) of the common stock, (b) each of our director and executive officers and (c) all of our directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.


                                            Shares                                     Percentage
                       Corporate         Beneficially                                      of
  Shareholder           Position            Owned               Consideration          Ownership
 --------------     ----------------     -------------     ----------------------     ----------
Clayton Timothy     Chief Executive        1,600,000         500,000 @ $0.001/share       22.46%
                         Officer                               3,000 @ $1.00/share
                                                             990,000 @ $0.001/share

L. Kent Harmon        President              625,000         625,000 @ $0.001/share        8.77%

Leonard Howe        Technical Director       625,000         625,000 @ $0.001/share        8.77%

CHT Holding Trust*         N/A             2,505,000       2,505,000 @ $0.001/share       35.17%




Lloyd McEwan        Secretary/Treasurer    1,600,000         200,000 @ $1.00/share        22.46%
                                                             125,000 @ $0.80/share
                                                             250,000 @ $0.001/share
                                                           1,025,000 @ $0.001/share


      Shareholder          Street Address        City      State    Zip Code
     ---------------     --------------------   ------     -----     ------
     Clayton Timothy     1660 West 2470 North   Price      Utah       84501
     L. Kent Harmon      631 South 1500 East    Provo      Utah       84606
     Leonard Howe        10032 South 6000 West  Payson     Utah       84651
     CHT Holding Trust*  3037 Somoa Place       Costa Mesa California 92626
     Lloyd McEwan        684 North Summit Way   Alpine     Utah       84004

                    *Please refer to Audited Financial Statements

B.   Persons Sharing Ownership of Control of Shares

No person other than Clayton Timothy, L. Kent Harmon, Leonard Howe, CHT Holding Trust (consisting of Howard Hucks, Valgene Blackburn and Wayne Hanson) and Lloyd McEwan owns or shares the power to vote five percent (5%) or more of Terra Systems securities.

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

The following table sets forth certain information with respect to each of our executive officers or directors.

         Name          Age        Position                   Term

Clayton Timothy        52     Chief Executive Officer   Since October of 1996

L. Kent Harmon         45     President                 Since February of 1996

Lloyd McEwan           71     Secretary/Treasurer       Since October of 1996

Leonard Howe           41     Technical Director        Since February of 1996

Robert Underwood       56     Director and Consultant   Since January of 1999


B.   Work Experience

Clayton Timothy, Chief Executive Officer- Mr. Timothy, 52, is presently serving as the Chairman of the board of directors and as the Chief Executive Officer of Terra Systems. He has held that position since September 1996. Prior to joining Terra Systems, Mr. Timothy was Vice President of Industrial Management and Engineering in Lehi, Utah. He was responsible for corporate Marketing and coordination of all projects. From 1990 to 1994, he was Executive Vice President and Director of COVOL Environment Technologies of Lehi, Utah.

L. Kent Harmon, President- Mr. Harmon, 45, is presently serving as a member of the board of directors and as the President of Terra Systems. He has held these positions since October of 1996. Prior to his employment with Terra Systems he was President of Metredyne Imaging Services in Buena Park, California. Metredyne created and marketed diagnostic systems that quantified the extent of physical impairment caused by work related injuries.

Lloyd McEwan, Secretary and Treasurer- Mr. McEwan, 71, is presently serving as a member of the board of directors and as Secretary and Treasurer of Terra Systems since 1996. Prior to his employment with Terra Systems he was the principal owner of State, Inc., which is a construction company specializing in metals, mining, electrical utility and petroleum refinery industries. He has over 40 years of management experience in this field.

Leonard Howe, Technical Director - Mr. Howe, 41, has served as Technical Director of Terra Systems since inception. He has been actively involved in the research and development of Terra's technology, patent filing, and feasibility testing. Before his employment with Terra Systems he worked in the gold mining industry.

Robert Underwood, Consultant- Mr. Underwood, 56, has served on the board of directors of Terra Systems since January 1999. He also serves as a Director and Consultant to the company. Prior to Terra Systems he worked for 27 years in the commercial banking industry as Vice President and Manager for First Security Bank of Utah NA. He received his BA from Brigham Young University in Economics and Language and his MBA in Finance from the University of Utah. In addition he was an instructor of Economics at BYU and for the American Institute of Banking for eleven years.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

We do not currently have organized labor agreements or union agreements between Terra Systems, Inc. and our employees. Every twelve (12) months, each executive officer is expected to draw the following annual compensation. If the payroll obligation is not met on a timely basis, the payment(s) accrue(s) until such time as the Company is able to meet the obligation. The following table sets forth the annual compensation due our executives and the amount of each executive's compensation that has accrued based on the inability of the Company to meet the obligation.

   Name             Capacities in which              Annual      Salary Accrued
                      Remuneration was            Compensation        As Of
                         Recorded                                   09-30-2000
  ---------------   -----------------------  ---------------------   --------
  Clayton Timothy   Chief Executive Officer  $60,000 Annual Salary   $240,000
                                             Beginning October, 1996

  L. Kent Harmon    President                $60,000 Annual Salary   $ 65,000
                                             Beginning February, 1996

  Leonard Howe      Technical Director       $60,000 Annual Salary   $ 65,000
                                             Beginning February, 1996

  Lloyd McEwan      Secretary and            $60,000 Annual Salary   $240,000
                    Treasurer                Beginning October, 1996

  Robert Underwood  Director and             $60,000 Annual          $     0
                    Consultant               Consultig Fee Beginning
                                             January, 1999

Tim Gwyther         Project Manager          $60,000 Annual          $     0
                     Consultant              Consulting Fee Beginning
                                             January, 1999

Compensation of directors

There are no arrangements for our directors to be compensated at this time, nor does the company have any intention to provide compensation to its directors in the future.

Stock Option Plan

We currently do have an employee stock option plan. On January 12, 1999, Terra Systems issued stock options to the following individuals, in the following amounts:

                                     Corporate            Number of
               Individual             Position              Shares
             ----------------      ---------------        ----------
             Clayton Timonthy      Chief Executive          500,000
             L. Kent Harmon        President                500,000
             Leonard Howe          Technical Director       500,000
             Lloyd McEwan          Secretary and            500,000
                                   Treasurer
             Robert Underwood      Director and             250,000
                                   Consultant

The Exercise Price is $0.20 per share. The options expire on the second anniversary of the Stock Option Agreement (all dated January 12,
1999). In addition to the above, federal and/or state law requires that Terra Systems contributes to a workers compensation fund, in addition to state and federal unemployment insurance plans on behalf of all Terra Systems employees (including regular, temporary, full-time, and part-time).

Item 7.    Certain Relationships and Related Transactions

There were no actual or proposed transactions that occurred over the past two years, to which any person related to the issuer had or is to have a direct or indirect material interest as set forth in item 404 of Regulation S-B of the Securities and Exchange Act of 1933.

Item 8.     Description of Securities

We authorized capital stock that consists of 100,000,000 shares of common stock, par value $0.001 per share. As of September 30, 2000, we had 17,314,793 shares of common stock outstanding. The holders of shares of our common stock are entitled to one vote for each share on all matters that the holders of common stock are entitled to vote. There is no cumulative voting for the election of directors. Holders of our common stock are entitled to share ratably in our net assets upon liquidation or dissolution as declared by the Board of Directors out of funds legally available therefor. Our holders of common stock have no pre-emptive rights to purchase any shares of any class of our stock. All outstanding shares of common stock are, and our shares of common stock to be issued pursuant hereto will be, upon payment therefore, fully paid and non-assessable.

                                   Part II

Item 1.     Market for Common Equity and Related Stockholder Matters

B.    Holders

As of December 31, 1999, we have 233 stockholders of record.

D.     Reports to Shareholders

We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status of Terra Systems, Inc. with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

E.     Transfer Agent and Registrar

The Transfer Agent for our shares of common voting stock is Pam Gray, Atlas Stock Transfer Company, 5899 South State, Murray, Utah, 84107,
(801) 266-7151.

Item 2.     Legal Proceedings

The Company has filed a complaint against a former director and officer and other stockholders of the Company (the defendants) for using various forms of improper conduct and misrepresentations concerning their qualifications and intentions to obtain a significant number of the Company's shares. The Company is seeking a declaration by the court that none of the defendants have any right, title to or ownership of the Company's stock originally issued to the defendants. The defendants claim the Company and certain of its officers have engaged in fraudulent and conspiratorial conduct and have filed a counterclaim seeking the following: a dismissal of the Company's complaint, unspecified amount of damages resulting from the Company's refusal on March 1, 1997 to tender shares to the defendants that the defendants were entitled to sell, the removal of certain restrictions on the Company's stock, $60,000 for breach of an employment contract and interest, compensatory damages and punitive damages in unspecified amounts, and together with attorney fees.

On October 9, 1999, the Court entered a partial summary judgment against one of the defendants in favor of the Company on all of its claims. The Court found that the damages sought against the defendant and an award of reasonable attorney's fees, and expenses incurred in connection with the case shall be determined at a future date. The Court also found that the Company is entitled to a partial summary judgment against the defendant for securities fraud, including recission and restitution of the issuance of one million Terra Systems shares and additional damages to be determined in further proceedings before the Court. The amount of damages to be awarded has not yet been determined.

The Company denies all material allegations against the Company and intends to fully defend the counterclaim of the defendants and prosecute the Company's claims and actions against the defendants. This litigation is still in the discovery phase and the ultimate outcome cannot presently be determined.

     Threatened Litigation

The Company and certain Officers and Directors of the Company received notice from a litigant's legal counsel of threatened litigation. The litigant contends that certain current Officers and Directors held and sold a number of Xullux shares that were free trading prior to the merger of Xullux and Terra Systems. The alleged sale may have impacted the value of the litigant's Terra Systems restricted publicly issued shares in the company. The litigant claims that the defendant's ownership and alleged sale of Xullux stock was not disclosed to him at or during the time he contributed certain assets and other equipment to Terra Systems in exchange for the Terra Systems restricted stock. The litigant seeks to return 125,000 shares to Terra Systems for value and seeks other monetary and punitive damages in an amount of not less than $1,500,000 including additional costs and attorney's fees. The Company denies all of the material allegations and claims of the litigant. Currently, the ultimate outcome of this situation cannot presently be determined.

Based on the uncertain outcome of these contingencies, no provision for any loss or gain that may result upon adjudication has been made in the accompanying financial statements, and the possible effect it will have on future financial statements is unknown. Specifics regarding the case are as follows:

     Terra Systems, Inc. Versus a Former Director/Officer and Other
       Stockholders-

Court: District Court For The Fourth Judicial District In And For Utah County, State Of Utah

Case Name: Terra Systems, Inc., a Utah corporation, Terra Merger Subsidiary, Inc., a Utah corporation; Kent Harmon, an individual; and Clayton Timothy, an individual, Plaintiffs, v. Wayne Hanson, an individual, Howard H. Hucks, an individual and Trustee of CHT Holding Trust; Valgene Blackburn, an individual, and CHT Holding Trust, Defendants.

Case Number:  Civil No. 97-0400506

Item 3.     Changes in and Disagreements with Accountants

We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

In 1996, five founding shareholders purchased 8,225,000 shares of our authorized common stock at par value of $.001 per share. This original stock offering, in addition to all subsequent offerings, was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. No underwriting discounts or commissions were paid in any offering and all purchases were made by persons unaffiliated with Terra Systems, Inc. unless otherwise noted:

  1. In 1997, we exercised the right to repurchase 36,775,000 shares of common stock from two shareholders at $0.001 per share. Issuance of 10% promissory notes paid for the stock redemption.
  2. In 1998, we issued 33,000 shares of common stock at a price of $.303 per share for proceeds of $10,000.00; 27,900 shares at a price of $.3185 per share for proceeds of $8,887; 90,000 shares at a price of $.33 per share for proceeds of $29,700; 89,739 shares at a price of $.36 per share for proceeds of $32,632; 160,000 shares at a price of $.50 per share for proceeds of $80,000; 125,000 shares at a price of $.60 per share for proceeds of $75,000; 121,609 shares at a price of $.73 per share for proceeds of $ 88,883; 43,479 shares at a price of $.75 per share for proceeds of $32,609; and 25,000 shares at a price of $.80 per share for proceeds of $20,000. In each instance, the purchasers of the issuer's securities were accredited and/or sophisticated purchasers, and each of them were afforded complete access to all of the issuer's books and records prior to their investment.
  3. In 1999, we issued 220,000 shares of common stock at a price of $.25 per share for proceeds of $55,460; 125,000 shares at a price of $.40 per share for proceeds of $50,000; and 360,000 shares at a price of $.50 per share for proceeds of $180,000. In each instance, the purchasers of the issuer's securities were accredited and/or sophisticated purchasers, and each of them were afforded complete access to all of the issuer's books and records prior to their investment.
  4. In 1999, we issued 200,000 shares for the retirement of accounts payable to a related party, valued at $50,000 or $0.25 per share.
  5. On January 12, 1999, the Company issued stock options to five individual shareholders totaling 2,250,000 shares of common stock at a price of $0.20 per share.
  6. As of year-end December 31, 1999, we issued 166,286 shares of common stock at a price of $.50; 50,000 shares at a price of

     $.60; and 43,000 shares at a price of $.70 for consulting services. During the nine months ended September 30, 2000, we issued 122,400 shares at a price of $.25; 62,920 shares at a price of $.48; 60,000 shares at a price of $.50; and 15,000 shares at a price of $1.00 for consulting services.
  7. During the nine months ended September 30, 2000, we issued 343,340 shares of common stock at a price of $.25 per share for proceeds of $85,835 and 33,333 shares at a price of $.30 per share for proceeds of $10,000.00. In each instance, the purchasers of the issuer's securities were accredited and/or sophisticated purchasers, and each of them were afforded complete access to all of the issuer's books and records prior to their investment. Within the same period we issued 500,000 shares of common stock upon conversion of notes payable to Lloyd McEwan, Secretary and Treasurer of Terra Systems, Inc., in the amount of $100,000 or $0.20 per share.

Item 5.     Indemnification of Directors and Officers

The bylaws of the company provide for indemnification of employees and agents in certain cases. Insofar as indemnification for liabilities arises under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, the company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the act and is therefore unenforceable.

                               Part III

Item 1.        Index to Exhibits (Pursuant to Item 601 of Regulation SB)


Exhibit  Name and/or Identification of
Number   Exhibit

   2     Merger Agreement                    Rendered as
                                             Previously Filed

   3     Articles of Incorporation & By-Laws
         (a)   Articles of Incorporation     Rendered as
         filed May 1, 1996                   Previously Filed
         (b)   By-Laws of the Company        Rendered as
         adopted October 7, 1997             Previously Filed

  10     Material Contracts
          Agreement between Terra Systems,   Rendered as
          Inc. & XCEL Associates, Inc.       Previously Filed

  27     Financial Data Schedule
          Financial Data Schedule of Terra
          Rendered as Systems, Inc. ending
          September 30, 2000                 Previously Filed

  99     Stock Issuance with a Call Option
          Vesting Schedule & Stock Issued
          for Services - Non  Rendered as
          Employees                          Attached


                        PART IV

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TERRA SYSTEMS, INC.

Date:  February 6, 2001                  By:  /s/ Clayton Timothy
     --------------------                  -----------------------
                                            Clayton Timothy, CEO

                               Part F/S

Item 1.        Financial Statements

The following documents are filed as part of this report:

     Terra Systems, Inc.                                    Page

     Report of Independent Certified Public                 F-2
      Accountants

     Consolidated  Balance Sheets - September 30,           F-3
      2000 (Unaudited), December 31, 1999

     Consolidated  Statements  of  Operations  for          F-4
      the Nine Months Ended September 30, 2000 and
      1999 (Unaudited), and for the year ended
      December 1999 and 1998,  and  for  the
      Cumulative Period February 17, 1996 (Date of
      Inception) through December 31, 1999 (Unaudited) and for the period January 1, 2000 Through
      September 30, 2000 (Unaudited)

     Consolidated   Statements  of Stockholders'            F-5
       Equity (Deficit) for the Period February 17,
       1996 (Date of Inception) through June 30,
       2000 (Unaudited)

     Consolidated  Statements of Cash Flows for             F-7
       the Nine Months Ended September 30, 2000 and
       1999 (Unaudited),and for the Cumulative Period
       February 17, 1996 (Date of Inception)
       through September 30, 2000 (Unaudited)

     Notes to Consolidated Financial Statements             F-8

HANSEN, BARNETT & MAXWELL
  A Professional Corporation
 CERTIFIED PUBLIC ACCOUNTANTS

                                                    (801) 532-2200
  Member of AICPA Division of Firms               Fax (801) 532-7944
          Member of SECPS                     345 East Broadway, Suite 200
Member of Summit International Associates    Salt Lake City, Utah 84111-2693



       REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders
Terra Systems, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Terra Systems, Inc. and subsidiary (collectively a development stage company) as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 1999 and 1998, and for the cumulative period from February 17, 1996 (date of inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Terra Systems, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998, and for the cumulative period from February 17, 1996 (date of inception)
through December 31, 1999, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in the development and commercialization of a pneumatic conveyance system to handle materials in a bulk state. As discussed in Note 1 to the consolidated financial statements, the Company's operating losses since inception and the deficit accumulated during the development stage raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                   HANSEN, BARNETT & MAXWELL
Salt Lake City, Utah
July 31, 2000

                  TERRA SYSTEMS, INC. AND SUBSIDIARY
                     (A Development Stage Company)
                      CONSOLIDATED BALANCE SHEETS

                                                                 December 31,
                                                September 30,----------------------
                                                    2000        1999        1998
                                                 ----------  ----------  ----------
                                                (Unaudited)
                                ASSETS
Current Assets
   Cash                                          $      934  $    1,429  $    4,499
   Receivables                                        6,010       5,075      22,311
   Prepaid expenses                                       -           -       1,259
                                                 ----------  ----------  ----------
      Total Current Assets                            6,944       6,504      28,069
                                                 ----------  ----------  ----------

Property and Equipment
   Leasehold improvements                           331,642     331,642     331,642
   Furniture and equipment                          687,558     687,424     687,318
   Trucks and automobiles                            22,000      22,000      22,000
   Software                                          10,380      10,380      10,380
   Less: Accumulated depreciation                  (503,696)   (410,000)   (284,177)
                                                 ----------  ----------  ----------
      Net Property and Equipment                    547,884     641,446     767,163
                                                 ----------  ----------  ----------
Total Assets                                     $  554,828  $  647,950  $  795,232
                                                 ==========  ==========  ==========

                 LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
   Accounts payable                              $  351,975  $  316,183  $  236,298
   Accounts payable to related party                270,509     200,175      80,474
   Accrued liabilities                              689,114     542,224     401,082
   Accrued interest payable                         250,509     192,946     106,818
   Notes payable to stockholders -
    current portion                                       -           -      10,367
   Capital lease obligation - current portion       237,318     178,210     108,014
                                                 ----------  ----------  ----------
      Total Current Liabilities                   1,799,425   1,429,738     943,053
                                                 ----------  ----------  ----------
Long-Term Liabilities
    Notes payable to stockholders - net of
     current portion                                656,517     756,517     751,769
    Capital lease obligation - net of
     current portion                                 21,348      95,580     188,801
                                                 ----------  ----------  ----------
      Total Long-Term Liabilities                   677,865     852,097     940,570
                                                 ----------  ----------  ----------
Stockholders' Deficit
   Common stock, $0.001 par value; 100,000,000
     shares authorized; shares outstanding:
      September 30, 2000 - 17,314,793 shares,
      December 31, 1999 - 15,827,800 shares,
      December  31,  1998 - 14,743,414 shares        17,314      15,828      14,744
   Additional paid-in capital                     4,492,248   3,589,098   3,025,487
   Deficit accumulated during the development
    stage                                        (6,420,754) (5,210,718) (3,980,855)
   Deferred compensation                            (11,270)    (28,093)   (147,767)
                                                 ----------  ----------  ----------
      Total Stockholders' Deficit                (1,922,462) (1,633,885) (1,088,391)
                                                 ----------  ----------  ----------
Total Liabilities and Stockholders' Deficit      $  554,828  $  647,950  $  795,232
                                                 ==========  ==========  ==========

 The accompanying notes are an integral part of these consolidated financial statements.

                  TERRA SYSTEMS, INC. AND SUBSIDIARY
                     (A Development Stage Company)
                 CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     Cumulative     Cumulative
                                                                                   For the Period  For the Period
                                                                                      February      February
                                                                                      17, 1996      17, 1996
                                  For the Nine Months Ended    For the Year Ended    (Inception)   (Inception)
                                       September 30,              December 31,         Through       Through
                                  ------------------------  ------------------------ September 30, December 31,
                                     2000         1999         1999         1998         2000         1999
                                  -----------  -----------  -----------  -----------  -----------  -----------
                                        (Unaudited)                                   (Unaudited)
Revenues                          $     6,792  $   129,690  $   159,705  $   166,767  $   336,464  $   329,672

Cost of Revenues                        2,497      105,861      144,950      160,111      307,558      305,061
                                  -----------  -----------  -----------  -----------  -----------  -----------
    Gross Profit                        4,295       23,829       14,755        6,656       28,906       24,611
                                  -----------  -----------  -----------  -----------  -----------  -----------
Expenses
 Research and development             108,073       68,955      122,518      240,296    1,300,385    1,192,312
 General and administrative           951,008      778,566      895,651      826,137    4,176,597    3,225,589
 Depreciation and amortization         93,696       94,513      125,823      129,488      509,677      415,981
                                  -----------  -----------  -----------  -----------  -----------  -----------
    Total Expenses                  1,152,777      942,034    1,143,992    1,195,921    5,986,659    4,833,882
                                  -----------  -----------  -----------  -----------  -----------  -----------
Loss from Operations               (1,148,482)    (918,205)  (1,129,237)  (1,189,265)  (5,957,753)  (4,809,271)
                                  -----------  -----------  -----------  -----------  -----------  -----------
Nonoperating Income/(Expenses)
 Interest expense                     (61,576)     (64,855)    (100,643)    (110,342)    (359,057)    (297,481)
 Interest income                           22            -           17          150        1,727        1,705
 Loss on sale of securities                 -            -            -            -      (99,000)     (99,000)
 Loss on sale of assets                     -            -            -       (4,750)      (6,671)      (6,671)
                                  -----------  -----------  -----------  -----------  -----------  -----------
    Net Nonoperating Income/
     (Expenses)                       (61,554)     (64,855)    (100,626)    (114,942)    (463,001)    (401,447)
                                  -----------  -----------  -----------  -----------  -----------  -----------
Net Loss                          $(1,210,036) $  (983,060) $(1,229,863) $(1,304,207) $(6,420,754) $(5,210,718)
                                  ===========  ===========  ===========  ===========  ===========  ===========
Basic and Diluted Loss
 Per Share                        $     (0.07) $     (0.06) $     (0.08) $     (0.09)
                                  ===========  ===========  ===========  ===========
Weighted Average Shares
 Outstanding                       16,623,504   15,200,548   15,342,540   14,271,091
                                  ===========  ===========  ===========  ===========

 The accompanying notes are an integral part of these consolidated financial statements.

                     TERRA SYSTEMS, INC. AND SUBSIDIARY
                        (A Development Stage Company)
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                                                    Deficit
                                       Common  Stock                              Accumulated
                                  ----------------------- Additional    Common     During the    Deferred     Total
                                   Number of                Paid-In    Stock Sub-  Development   Compen-   Stockholders'
                                    Shares      Amount      Capital    scriptions     Stage       sation      Deficit
                                  -----------  ----------  ----------  ----------  -----------  ----------  -----------
Balance - February 17, 1996
 (Inception)                                -  $        -  $        -  $        -  $         -  $        -  $         -
March 1996 - $0.00 per share       48,000,000      48,000     (47,520)          -            -           -          480
Shares issued to acquire Xullux
 - May 1996-$0.00 per share         2,955,000       2,955      (2,955)          -            -           -            -
Common stock subscriptions - July
 1996 through September 1996                -           -           -     196,000            -           -      196,000
Stock issued for cash:
 September 1996 - $0.80 to $1.00
  per share                           706,500         707     667,793      10,000            -           -      678,500
 October 1996 - $0.80 per share       350,000         350     279,650           -            -           -      280,000
 November 1996 - $1.75 per share       12,000          12      20,988           -            -           -       21,000
 December 1996 - $1.75 to $2.00
  per share                            57,500          58     103,692           -            -           -      103,750
 January 1997 - $1.00 to $1.75
  per share                           126,000         126     145,374           -            -           -      145,500
 February 1997 - $1.00 per share      100,000         100      99,900           -            -           -      100,000
 March 1997 - $1.75 per share          25,413          25      44,448           -            -           -       44,473
 April 1997 - $2.00 per share           7,500           8      14,992           -            -           -       15,000
 May 1997 - $1.00 per share           100,000         100      99,900           -            -           -      100,000
 June 1997 - $1.00 per share           90,000          90      89,910           -            -           -       90,000
 August 1997 - $0.50 to $1.00
  per share                            70,000          70      44,930           -            -           -       45,000
 October 1997 - $1.00 per share        25,000          25      24,975           -            -           -       25,000
 November 1997 - $0.72 to $0.80
  per share                           172,399         173     128,243           -            -           -      128,416
 December 1997 - $0.80 per share       84,375          84      67,416           -            -           -       67,500
Stock issued in satisfaction of
 subscription agreements:
  October - December - $0.80 to
   $1.00 per share                    246,000         245     205,755    (206,000)           -           -            -
Stock-based compensation for
 current and future services -
  May 1997 - $1.00 per share           75,000          75      74,850           -            -     (74,925)           -
Stock issued for marketable
 securities - December 1996 -
 $0.76 per share                      250,000         250     189,750           -            -           -      190,000
Stock redemptions:
Stock redemption from original
 investors - $0.001 per share     (36,775,000)    (36,775)          -           -            -           -      (36,775)
Redemption of stock (no
 consideration) - September 1996   (3,000,000)     (3,000)      3,000           -            -           -            -
Amortization of deferred
 compensation                               -           -           -           -            -      44,955       44,955
Net loss from February 17, 1996
 through December 31, 1997                  -           -           -           -   (2,676,648)          -   (2,676,648)
                                  -----------  ----------  ----------  ----------  -----------  ----------  -----------
Balance - December 31, 1997        13,677,687      13,678   2,255,091           -   (2,676,648)    (29,970)    (437,849)

Stock issued for cash:
 April - $0.50 to $0.73 per share     239,502         240     146,671           -            -           -      146,911
 May - $0.75 to $0.80 per share        38,333          38      29,962           -            -           -       30,000
 June - $0.75 per share                30,146          30      22,579           -            -           -       22,609
 July - $0.36 to $0.73 per share      236,846         237     119,368           -            -           -      119,605
 August - $0.50 per share              20,000          20       9,980           -            -           -       10,000
 November - $0.30 to $0.33 per
  share                                78,000          78      24,772           -            -           -       24,850
 December - $0.32 to $0.33 per
  share                                72,900          73      23,664           -            -           -       23,737
Stock-based compensation for
 current and future services
 March - $1.13                        350,000         350     393,400           -            -    (393,750)           -
Amortization of deferred
 compensation                               -           -           -           -            -     275,953      275,953
Net loss for the period                     -           -           -           -   (1,304,207)          -   (1,304,207)
                                  -----------  ----------  ----------  ----------  -----------  ----------  -----------
Balance December 31, 1998          14,743,414      14,744   3,025,487           -   (3,980,855)   (147,767)  (1,088,391)

                                                                                                            (Continued)

 The accompanying notes are an integral part of these consolidated financial statements.

                     TERRA SYSTEMS, INC. AND SUBSIDIARY
                        (A Development Stage Company)
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                                                    Deficit
                                       Common  Stock                              Accumulated
                                  ----------------------- Additional    Common     During the    Deferred     Total
                                   Number of                Paid-In    Stock Sub-  Development   Compen-   Stockholders'
                                    Shares      Amount      Capital    scriptions     Stage       sation      Deficit
                                  -----------  ----------  ----------  ----------  -----------  ----------  -----------
Balance December 31, 1998           14,743,414      14,744   3,025,487           -   (3,980,855)   (147,767)  (1,088,391)

Stock issued for cash:
 January - $0.50 per share             100,000         100      49,900           -            -           -       50,000
 April - $0.25 per share                20,000          20       4,980           -            -           -        5,000
 May - $0.50 per share                  20,000          20       9,980           -            -           -       10,000
 June - $0.50 per share                100,000         100      49,900           -            -           -       50,000
 July - $0.25 per share                200,000         200      50,260           -            -           -       50,460
 September - $0.40 and $0.50
  per share                            145,000         145      59,855           -            -           -       60,000
 October - $0.50 per share              60,000          60      29,940           -            -           -       30,000
 December - $0.50 per share             60,000          60      29,940           -            -           -       30,000
Stock issued for retirement of debt
 January - $0.25 per share             200,000         200      49,800           -            -           -       50,000
Stock issued for services
 March - $0.50 per share               106,286         106      53,083           -            -           -       53,189
 June - $0.50 per share                 60,000          60      29,940           -            -           -       30,000
 September - $0.70 per share            43,000          43      29,957           -            -           -       30,000
 December - $0.60 per share             50,000          50      29,950           -            -           -       30,000
Outstanding stock from acquisition
  of Xullux not previously recorded        100           -           -           -            -           -            -
Deferred compensation relating to
  grant of stock options                     -           -     179,126           -            -           -      179,126
Stock-based compensation for current
  and future services
  September - $0.97 per share          20,000          20      19,300           -            -     (19,320)           -
Stock redemption from former officer
  December - $1.13 per share         (100,000)       (100)   (112,300)          -            -     112,400            -
Amortization of deferred
 compensation                               -           -           -           -            -      26,594       26,594
Net loss for the period                     -           -           -           -   (1,229,863)          -   (1,229,863)
                                  -----------  ----------  ----------  ----------  -----------  ----------  -----------
Balance - December 31, 1999        15,827,800      15,828   3,589,098           -   (5,210,718)    (28,093)  (1,633,885)

Stock redemption from officer
 (unaudited):
  February - $0.89 per share          (50,000)        (50)    (56,150)          -            -      56,200            -
Stock issued for cash (unaudited):
  January - $0.25 per share            12,000          12       2,988           -            -           -        3,000
  February - $0.25 per share           40,000          40       9,960           -            -           -       10,000
  March - $0.25 per share             139,340         139      34,696           -            -           -       34,835
  April - $0.30 per share              33,333          33       9,967           -            -           -       10,000
  July - $0.25 per share               32,000          32       7,968           -            -           -        8,000
  August - $0.25 per share            120,000         120      29,880           -            -           -       30,000
Stock issued for services (unaudited):
  March - $0.50 per share              60,000          60      29,940           -            -           -       30,000
  May - $0.48 per share                62,920          63      29,937           -            -           -       30,000
  July - $1.00 per share               15,000          15      14,985           -            -           -       15,000
  August - $0.25 per share            122,400         122      29,878           -            -           -       30,000
Conversion of debt through the
  exercise of stock options
 (unaudited)                          500,000         500      99,500           -            -           -      100,000
Exercise of stock rights (unaudited)  400,000         400      99,600           -            -           -      100,000
Consulting expense relating to grant
 of stock options (unaudited)               -           -     560,000           -            -           -      560,000
Amortization of deferred
 compensation (unaudited)                   -           -           -           -            -     (39,377)     (39,377)
Net loss for the period (unaudited)         -           -           -           -    1,210,036)          -   (1,210,036)
                                  -----------  ----------  ----------  ----------  -----------  ----------  -----------
Balance - September 30, 2000
 (Unaudited)                       17,314,793  $   17,314  $4,492,248  $        -  $(6,420,754) $  (11,270) $(1,922,462)
                                  ===========  ==========  ==========  ==========  ===========  ==========  ===========

 The accompanying notes are an integral part of these consolidated financial statements.

                   TERRA SYSTEMS, INC. AND SUBSIDIARY
                      (A Development Stage Company)
                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Cumulative     Cumulative
                                                                                   For the Period  For the Period
                                                                                      February      February
                                                                                      17, 1996      17, 1996
                                  For the Nine Months Ended    For the Year Ended    (Inception)   (Inception)
                                       September 30,              December 31,         Through       Through
                                  ------------------------  ------------------------ September 30, December 31,
                                     2000         1999         1999         1998         2000         1999
                                  -----------  -----------  -----------  -----------  -----------  -----------
                                        (Unaudited)                                   (Unaudited)
Cash Flows From Operating Activities
 Net loss                         $(1,210,036) $  (983,060) $(1,229,863) $(1,304,207) $(6,420,754) $(5,210,718)
 Adjustments to reconcile net
  loss to net cash used by
  operating activities:
    Depreciation and amortization      93,696       94,513      125,823      129,488      509,677      415,981
    Loss on sale of investment
     securities                             -            -            -            -       99,000       99,000
    Loss on sale of assets                  -            -            -        4,750        6,671        6,671
    Compensation paid with common
     stock net of forfeitures          65,623      417,611      205,720      275,953      755,441      526,628
   Consulting expense relating to
     grant of stock options           560,000            -            -            -      560,000            -
   Changes in current assets
    and liabilities:
     Receivables                         (935)      22,236       17,236      (21,111)      (6,010)      (5,075)
     Prepaid expenses                       -          166        1,259        3,552            -            -
     Accounts payable                  35,792      101,202      336,517      161,609      470,585      534,440
     Accounts payable - related
      party                            70,335         (631)      55,639       (9,914)     181,280      174,387
     Accrued liabilities              146,890       99,608      141,142      188,398      689,114      542,325
     Accrued interest payable          57,563       58,513       86,128       70,266      250,509      192,946
                                  -----------  -----------  -----------  -----------  -----------  -----------
     Net Cash Used by Operating
      Activities                     (181,072)    (189,842)    (260,399)    (501,216)  (2,904,487)  (2,723,415)
                                  -----------  -----------  -----------  -----------  -----------  -----------
Cash Flows From Investing Activities
 Purchase of equipment                   (134)        (106)        (106)     (31,022)    (662,598)    (662,464)
 Organization costs paid                    -            -            -            -       (4,755)      (4,755)
 Proceeds from sale of assets               -            -            -       20,211      117,715      117,715
                                  -----------  -----------  -----------  -----------  -----------  -----------
 Net Cash Used by Investing
  Activities                             (134)        (106)        (106)     (10,811)    (549,638)    (549,504)
                                  -----------  -----------  -----------  -----------  -----------  -----------
Cash Flows From Financing Activities
 Proceeds from borrowings -
    stockholders                            -            -            -      208,352      870,111      870,111
 Payments on borrowings -
    stockholders                            -       (5,000)      (5,000)     (20,000)    (149,750)    (149,750)
 Proceeds from stock issuance
  and subscriptions                   195,835      225,460      285,460      377,712    2,899,626    2,703,791
 Payments on capital lease
  obligations                         (15,124)     (23,025)     (23,025)     (64,796)    (164,928)    (149,804)
                                  -----------  -----------  -----------  -----------  -----------  -----------
 Net Cash Provided by Financing
  Activities                          180,711      197,435      257,435      501,268    3,455,059    3,274,348
                                  -----------  -----------  -----------  -----------  -----------  -----------
Net Increase (Decrease) in Cash          (495)       7,487       (3,070)     (10,759)         934        1,429

Cash at Beginning of Period             1,429        4,499        4,499       15,258            -            -
                                  -----------  -----------  -----------  -----------  -----------  -----------
Cash at End of Period             $       934  $    11,986  $     1,429  $     4,499  $       934  $     1,429
                                  ===========  ===========  ===========  ===========  ===========  ===========

Supplemental Cash Flow Information
 Interest Paid                    $     4,013  $     5,343  $     7,124  $    27,276
Non-Cash Investing and Financing
 Activities
  Conversion of notes and accounts
   payable to equity              $   100,000  $   163,190  $   193,190  $         -
  Redemption of stock issued
   to officer                          56,200            -            -            -

 The accompanying notes are an integral part of these consolidated financial statements.

                  TERRA SYSTEMS, INC. AND SUBSIDIARY
                     (A Development Stage Company)
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Information With Respect to September 30, 2000 And For
      The Nine Months Ended September 30, 2000 and 1999 is Unaudited)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
           PRINCIPLES

Organization- Terra Systems, Inc. was incorporated on February 17, 1996 pursuant to the laws of the State of Utah. It is a development stage company whose primary business purpose is the development and commercialization of a pneumatic conveyance system to handle materials in a bulk state in industrial research and processing.

Xullux, Inc. was incorporated under the laws of the state of Utah on November 4, 1983 under the name of Bunker Research, Inc. It changed its name to Diamond Resources, Inc. on May 15, 1984 and changed its name again to Xullux, Inc. on August 6, 1988. On May 1, 1996, Xullux, Inc. entered into a merger agreement with Terra Systems, Inc. whereby Terra Systems, Inc. was merged into a newly-formed subsidiary of Xullux, Inc. called Terra Merger Subsidiary, Inc. and the Terra Systems, Inc. stockholders were issued 48,000,000 shares of Xullux, Inc. common stock.

For financial accounting purposes, the merger was accounted for by the purchase method of accounting with Terra Systems, Inc. considered the acquiring corporation. The historical financial statements of Terra Systems, Inc. were restated to reflect the shares issued to the Terra Systems, Inc. stockholders as being outstanding for all periods presented, similar to a stock split. Xullux, Inc. had no assets at the date of the merger and was considered a shell corporation; accordingly, the 2,955,000 shares held by the Xullux, Inc. stockholders were deemed to have been issued for no consideration. The operations of Xullux, Inc. have been included in the statements of operations from the date of the merger.

Following the reorganization, Xullux, Inc. changed its name to Terra Systems, Inc.

Principles of Consolidation-The consolidated financial statements include the accounts of Terra Systems, Inc. and its wholly owned subsidiary Terra Merger Subsidiary, Inc. All intercompany transactions have been eliminated. The consolidated entities are collectively referred to herein as the "Company" or "Terra
Systems."

Use of Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation-The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements for the nine month period ended September 30, 2000, and the years ended December 31, 1999 and 1998, the Company has received nominal revenue and incurred net losses of $1,210,036, $1,229,863 and $1,304,207, respectively. At
September 30, 2000 and December 31, 1999, the Company had a working capital deficit of $1,792,481 and $1,423,234. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amount and classification of liabilities which might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain successful operations.

The Company's management is in the process of negotiating various agreements to perform research on and the development of pneumatic conveyance systems to handle materials in a bulk state in industrial research and processing. Management also intends to use capital and debt financing as needed to supplement the cash flows that potentially could be generated through the successful negotiation of agreements. As discussed in Note 3, the Company entered into an agreement with a corporation for consultation and advisory services related to business management and marketing. As a result of this agreement, the Company received $100,000 for the issuance of common stock and options. This agreement allows for additional cash proceeds through the issuance of additional common stock and options. Aside from this agreement, the Company obtained additional cash proceeds of $95,385 through the issuance of common stock.

Property and Equipment-Property and equipment are recorded at cost and are depreciated using the straight-line method based on the expected useful lives of the assets which range from five to fifteen years. Depreciation expense for the nine month period ended September 30, 2000, and the years ended December 31, 1999 and 1998 was $93,696, $125,823 and $129,488, respectively.

Long-Lived Assets -The realizability of long-lived assets is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amounts. An impairment loss is recognized for the excess of the carrying amount over the fair value of the assets. Fair value is determined based on estimated discounted net future cash flows or other valuation techniques available in the circumstances. This analyses involves significant management judgement to evaluate the capacity of an asset to perform within projections. Based upon these analyses, no impairment losses were recognized in the accompanying financial statements.

Financial Instruments- The amounts reported as cash, receivables, accounts payable, accrued liabilities, notes payable to stockholders and obligations under capital leases are considered to be reasonable approximations of their fair values. The fair value estimates presented herein were based on market information available to management as of September 30, 2000. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts. The reported fair values do not take into consideration potential expenses that would be incurred in an actual settlement.

Revenue Recognition - The Company's revenue source has come from providing research and development on behalf of another corporation. Revenue from research and development contracts is recognized on a cost reimbursement basis. As tests are performed and costs incurred, the Company recognizes the proceeds as revenue at the time of billing. All contracts are for specific research and development projects and are short term in nature.

Basic and Diluted Loss Per Share - The Company computes net loss per share in accordance with SFAS No. 128 Earnings Per Share ("SFAS 128"), and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated to give effect to potentially issuable common shares except during loss periods when those potentially issuable common shares would decrease the loss per share. At September 30, 2000 and December 31, 1999, respectively, there were 2,150,000 and 2,250,000 potentially issuable common shares which were excluded from the calculation of diluted loss per common share as their effect would have been anti-dilutive, thereby decreasing the net loss per common share. There were no potentially issuable shares at December 31, 1998.

NOTE 2 - RELATED PARTY TRANSACTIONS

As discussed in Notes 9 and 10, the Company entered into capital and operating lease obligations with a company under common ownership. The Company has violated its lease agreements by being delinquent in its payments regarding these leases. At September 30, 2000 and December 31, 1999 and 1998, the Company owed this related party $212,508, $161,456 and $31,560, respectively, in delinquent rent, executory fees, late fees, sales tax and cash advances. Certain Officers of the Company have from time to time advanced the Company funds used for operating expenses. At September 30, 2000 and December 31, 1999 and 1998, the Company owed these Officers $58,001, $38,719 and $48,914, respectively. Total amounts due to Related Parties as shown on the balance sheet at September 30, 2000, December 31, 1999 and 1998 are:
$270,509, $200,175 and $80,474. All amounts are due on demand with no interest. See Note 9 for principal amounts due on capital leases to related party.

NOTE 3 - STOCK RIGHTS

On March 29, 2000, the Company entered into an agreement with a corporation for consultation and advisory services related to business management and marketing. In consideration for the services to be provided, the Company agreed to grant to the corporation the right to purchase 50,000 equity units at a purchase price of $5.00 per unit. Each unit consists of 20 freely tradable common shares and the option to purchase five shares at $0.50, five shares at $0.75, five shares at $1.00, and five shares at $1.25 - all freely tradeable shares. The option to purchase the 1,000,000 shares may not be exercised after March 22, 2001, unless the corporation arranges for an acceptable second offering agreed to by the Company, in which the option shall automatically extend for an additional two years and expire on March 22, 2003.

The agreement for services shall be in effect from March 22, 2000 and shall continue in effect for a period of six months. The agreement may be renewed for a three-month period thereafter, upon mutual agreement of the parties.

The Company measured compensation under this stock-based agreement using the fair value at the grant date consistent with SFAS No. 123, Accounting for Stock-Based Compensation and EITF 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods, or Services. Under this method, the Company recognized consulting expense of $560,000. The fair value of $11.20 for each equity unit granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0.0%; expected volatility of 145.00%; risk-free rate of 6.13%; and expected life of options of
1.0 year.

Upon grant of the rights, the corporation exercised its right and purchased 20,000 equity units. The Company received $100,000 for the delivery of 400,000 unrestricted shares of common stock and issued options to purchase an additional 100,000 shares at $0.50, 100,000 shares at $0.75, 100,000 shares at $1.00 and 100,000 shares at $1.25.

In connection with the consulting agreement, the corporation will recommend the Company to potential investors. A finder's fee will be paid to the corporation as a percentage of funds obtained. A finder's fee of $150,000 would be paid on $5,000,000 obtained. An additional 1% would be owed on any additional funds obtained over the $5,000,000. The corporation may elect to obtain all or part of its fee in shares of the Company's stock. The stock will be valued at 80% of its most recent bid price for purposes of conversion to cash value.

NOTE 4 - STOCK OPTIONS

The Company accounts for its stock options issued to directors, officers and employees under Accounting Principles Board Opinion No. 25 and related interpretations ("APB 25"). Under APB 25, compensation expense is recognized if an option's exercise price on the measurement date is below the fair value of the Company's common stock. The Company accounts for options and warrants issued to non-employees in accordance with SFAS No. 123, Accounting for Stock-Based Compensation" (SFAS 123) which requires these options and warrants to be accounted for at their fair value.

Employee Grants - On January 12, 1999, the company granted
2,500,000 stock options to employees and directors of the Company. The options are exercisable at $0.20 per share, exercisable immediately and expire two years from the date of grant. Compensation expense of $179,126 relating to these options, based upon the intrinsic value of $0.27 per option, was recognized at the time of issuance.

On March 2, 1999, a Director of the Company resigned and forfeited 250,000 options.

Non Employee Grants - As discussed in Note 3, the Company entered into an agreement with a corporation for consultation and advisory services related to business management and marketing. In consideration for the services to be provided, the Company agreed to grant to the corporation the right to purchase 50,000 equity units. Upon grant of the rights, the corporation exercised its right and purchased 20,000 equity units. Accordingly, the Company issued options to purchase 100,000 shares of common stock at $0.50, 100,000 shares at $0.75, 100,000 shares at $1.00 and
100,000 shares at $1.25.

Also discussed in note 3, the Company recognized consulting expense of $560,000 in connection with the grant of the stock rights. Accordingly, any consulting expense associated with the grant of the 400,000 stock options mentioned above was previously recognized.

Outstanding Stock Options - A summary of stock option activity for the nine months ending September 30, 2000 and the year ending
December 31, 1999 is as follows:

                                                              Weighted
                                                               Average
                                                              Exercise
                                       Options   Price Range    Price
                                       ---------   ---------   --------
       Balance, December 31, 1998            -          -          -
          Granted                      2,500,000       0.20       0.20
          Forfeited                     (250,000)      0.20       0.20
                                       ---------
       Balance, December 31, 1999      2,250,000       0.20       0.20
          Granted                        400,000   0.50 - 1.25    0.88
          Exercised                     (500,000)      0.20       0.20
                                       ---------
       Balance, September 30, 2000     2,150,000   0.20 - 1.25    0.33
                                       =========

A summary of stock options outstanding and exercisable as of September 30, 2000, and December 31, 1999 follows:

  September 30, 2000

                            Options Outstanding                       Options Exercisable
              ------------------------------------------------  ------------------------------
   Range of      Number      Weighted-Average                      Number
   Exercise    Outstanding      Remaining      Weighted-Average  Exercisable   Weighted-Average
    Prices     at 09/30/00   Contractual Life   Exercise Price   At 09/30/00    Exercise Price
 ------------  -----------  -----------------  ----------------  ------------  ----------------
    $0.20        1,750,000        0.28 years        $0.20           1,750,000       $0.20
 $0.50 - 1.25      400,000        0.47 years         0.88             400,000        0.88
               -----------                                       ------------
                 2,150,000                                          2,150,000
               ===========                                       ============


  December 31, 1999
                            Options Outstanding                       Options Exercisable
              ------------------------------------------------  ------------------------------
   Range of      Number      Weighted-Average                      Number
   Exercise    Outstanding      Remaining      Weighted-Average  Exercisable   Weighted-Average
    Prices     at 09/30/00   Contractual Life   Exercise Price   At 09/30/00    Exercise Price
 ------------  -----------  -----------------  ----------------  ------------  ----------------

    $0.20        2,250,000       1 year              $0.20          2,250,000      $0.20


Stock-based compensation charged to operations was computed using the intrinsic value method for the year ended December 31, 1999. The fair value was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0.0%; expected volatility of 136%; risk-free rate of 4.61%; and expected life of options of 2.0 years. Had compensation cost for the Company's options granted to employees been determined based on the fair value at the grant dates consistent with the alternative method set forth under Statement of Financial Accounting Standards No. 123, net loss and loss per share would have increased to the pro forma amounts indicated below:

                                     For the Nine      For the Year
                                     Months Ended         Ended
                                     September 30,     December 31,
                                         2000              1999
                                     -----------       -------------
     Net loss:
       As reported                   $(1,210,036)      $  (1,229,863)
       Pro forma                      (1,210,036)         (1,545,001)

     Basic and diluted loss per share:
       As reported                         (0.07)              (0.08)
       Pro forma                           (0.07)              (0.10)

NOTE 5 - STOCKHOLDERS' EQUITY

Stock-Based Compensation for Current and Future Services - During the years ended December 31, 1999 and 1998 and the period from February 17, 1996 (Inception) through December 31, 1997, the Company issued 20,000, 350,000 and 75,000 shares of common stock at $0.001 per share, respectively, to various employees for current and future services. The shares had a market value of $19,320, $393,750 and $74,925 or $0.97, $1.13 and $1.00 per
share on the day of issuance, respectively. Under the terms of the stock issuance, the Company can reacquire all the stock at $0.001 per share within one year from the date of issuance and one half of the shares within two years from the date of issuance. These shares are considered non-vested and have been accounted for in accordance with APB 25 Accounting for Stock Issued to Employees, whereby the Company is recognizing compensation expense over the vesting period of the stock for the difference between the fair value of the stock on the day of issuance and the consideration paid by the employees. In the event employment should be terminated, all non-vested shares of stock shall be forfeited by the employee.

During the nine months ended September 30, 2000, an officer of the Company, who had been issued 150,000 shares of the above mentioned stock, forfeited 50,000 shares of non-vested common stock valued at $56,200. During the year ended December 31, 1999, an officer of the Company, who had been issued 200,000 shares of the above mentioned stock, left the Company. Accordingly, the officer forfeited 100,000 shares of non-vested common stock which was valued at $112,400.

The Company recognizes compensation expense for the above shares over the period the shares vest. During the nine months ended September 30, 2000, the years ended December 31, 1999 and 1998 and the period from February 17, 1996 (Inception) through December 31, 1997, the Company recognized compensation expense of $39,377, $26,594, $275,953 and $44,955, respectively. Deferred compensation was $11,270, $28,093 and $147,767 at September 30, 2000 and December 31, 1999 and 1998, respectively.

Initial Capitalization - In March 1996, the Company issued 48,000,000 shares of $0.001 par value common stock for cash proceeds of $480 or $0.00 per share. These shares were issued in connection with the organization of the Company. In the event of a shareholder transfer, death or bankruptcy, the Company has the right to repurchase the above shares at $0.001 per share by issuing 10% promissory notes.

Common Stock Issued to Acquire Xullux - On May 1, 1996, Terra Systems, Inc. entered into a merger agreement with Xullux, Inc., whereby Terra Systems, Inc. agreed to issue 2,955,000 shares of common stock for all of the outstanding common stock of Xullux, Inc. Xullux, Inc. had no assets at the date of the merger and was considered a shell corporation; accordingly, the 2,955,000 shares held by the Xullux, Inc. stockholders were deemed to have been issued for no consideration.

Common Stock Issued for Cash - During the nine months ended September 30, 2000, the Company issued 376,673 shares of common stock for proceeds of $195,835 at prices ranging from $0.25 to $0.30 per share. During the year ended December 31, 1999, the Company issued 705,000 shares of common stock for proceeds of $285,460 at prices ranging from $0.25 to $0.50 per share. During the year ended December 31, 1998, the Company issued 715,727 shares of common stock for proceeds of $377,712 at prices ranging from $0.30 to $0.80 per share. During the period from February 17, 1996 (Inception) through December 31, 1997, the Company issued 1,926,687 shares of common stock for proceeds of $1,834,139 at prices ranging from $0.50 to $2.00 per share.

Common Stock Issued in Satisfaction of Subscription Agreements and Marketable Securities - Between July and September 1996, $206,000 was contributed to the Company under various stock purchase agreements for future issuances of common stock. In October through December 1996, the Company issued 246,000 shares of common stock in satisfaction of these subscription agreements.

Common Stock Issued for Marketable Securities - In May 1996, the Company entered into an agreement to issue 250,000 shares of common stock to acquire 10,000 shares of another company. By December 1996, the Company issued 250,000 shares of common stock valued at $190,000 or $0.76 per share for 10,000 shares of Covol Stock. The shares of Covol stock were sold in December 1996 for $91,000, and a loss of $99,000 was recorded.

Common Stock Issued for Accrued Services - During the nine months ended September 30, 2000 and the year ended December 31, 1999, the Company issued 260,320 and 259,286 shares, respectively, of common stock for consulting services. The common stock was valued at prices ranging from $0.48 to $1.00 per share. For the nine months ended September 30, 2000 and the year ended December 31, 1999, the Company charged $105,000 and $143,189 of consulting expense to operations, respectively.

Common Stock Redemptions - In 1996, the Company issued 48,000,000 shares of common stock upon organization of the Company. In 1997, the Company exercised its right to repurchase 36,775,000 shares of common stock from two shareholders at $0.001 per share. The stock redemption was paid by the Company issuing 10% promissory notes.

Common Stock Issued for the Conversion of Debt - During the nine months ended September 30, 2000, a stockholder exercised 500,000 options. The Company issued 500,000 shares of common stock for the conversion of notes payable to stockholders in the amount of $100,000 or $0.20 per share. During the year ended December 31, 1999, the Company issued 200,000 common shares for the retirement of accounts payable to a related party, valued at $50,000 or $0.25 per share.

Stock Right Exercised - During the period ended September 30, 2000 (as discussed in Note 3) the Company granted stock rights in connection with a consulting agreement. The Company recognized consulting expense of $560,000 in connection with the grant of these stock rights. Upon grant of the rights, the corporation exercised its right and the Company issued 400,000 shares of common stock for $100,000 or $0.20 per share.

NOTE 6-NOTES PAYABLE TO STOCKHOLDERS

During the nine months ended September 30, 2000, the Company issued 500,000 shares of common stock upon conversion of notes payable to stockholders in the amount of $100,000, or $0.20 per share.

  Notes payable to stockholders are as follows:
                                                           December 31,
                                         September 30, --------------------
                                              2000       1999       1998
                                            ---------  ---------  ---------
   Notes payable to stockholders, interest
   rates from 6% to 10% payable monthly,
   all such notes mature between December
   2001 and January 2010, unsecured         $ 619,742  $ 719,742  $ 725,361

   Notes payable to stockholders for
   redemption of stock, 10% interest
   payable monthly, due April 2002             36,775     36,775     36,775
                                            ---------  ---------  ---------
     Total Notes Payable to Stockholders      656,517    756,517    762,136
       Less: Current portion                        -          -    (10,367)
                                            ---------  ---------  ---------
   Notes Payable to Stockholders -
     Long-Term                              $ 656,517  $ 756,517  $ 751,769
                                            =========  =========  =========

Annual maturities of long-term debt as of December 31, 1999 for each of the next five years are as follows:

         Year Ending December 31
                  2000                      $       -
                  2001                         79,088
                  2002                        462,696
                  2003                        202,733
                  2004                              -
                Thereafter                     12,000

NOTE 7 - INCOME TAXES

There was no benefit or provision for income taxes during 1999 or 1998. The following presents the components of the net deferred tax asset at December 31, 1999 and 1998:

                                                    1999         1998
                                                 -----------  -----------
          Operating loss carryforwards           $ 1,560,781  $ 1,227,497
          Accrued and deferred compensation          145,470      100,710
          Capital loss carryforward                   36,927       36,927
                                                 -----------  -----------
               Total Deferred Tax Assets           1,743,178    1,365,134

               Less: Valuation Allowance          (1,743,178)  (1,365,134)
                                                 -----------  -----------
               Net Deferred Tax Asset            $         -  $         -
                                                 ===========  ===========

The valuation allowance increased $378,044 and $377,458 during the years ended December 31, 1999 and 1998. The Company has a net operating loss carryforward of $4,184,399 which expires, if unused, in the years 2012 through 2019.

The following is a reconciliation of the income tax benefit
computed at the federal statutory tax rate with the provision for income taxes for the periods ended September 30, 2000, December
31, 1999 and 1998:
                                                      December 31,
                                                 ------------------------
                                                    1999         1998
                                                 -----------  -----------
   Income tax benefit at statutory rate (34%)    $  (418,119) $  (443,430)
   Change in valuation allowance                     378,044      377,458
   State tax, net of federal benefit                 (40,582)     (43,039)
   Non deductible expenses                            80,657      109,011
                                                  ----------  -----------
   Provision for Income Taxes                     $        -  $         -
                                                  ==========  ===========

NOTE 8 - RESEARCH AND DEVELOPMENT EXPENSE

Research and development and patent development have been the principal function of the Company. Expenses in the accompanying financial statements include certain costs which are directly associated with the Company's research and development. These costs, which consist primarily of fees paid to individuals, materials and supplies amounted to $108,073, $122,518 and $240,296 for the nine month period ended September 30, 2000 and the years ended December 31, 1999 and 1998, respectively.

NOTE 9 - CAPITAL LEASE OBLIGATION

In October 1996, the Company entered into capital lease obligations with a company under common ownership. The related company entered into an equipment lease with a financial institution and is responsible to make all payments regarding the lease. The Company is currently paying to the related company the amount of the lease payment plus various other executory fees. These leases expire in March 2002. Equipment under capital leases of December 31, 1999 was as follows:

           Equipment                                  $ 423,594
           Less: Accumulated depreciation              (182,871)
                                                      ---------
                                                      $ 240,723
                                                      =========

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 1999:

          Year Ending December 31,
                  2000                                $  323,050
                  2001                                   140,470
                  2002                                     8,434
                                                      ----------
          Total Minimum Lease Payments                   471,954
          Less: Amount representing executory costs     (154,138)
                                                      ----------
          Net Minimum Lease Payments                     317,816
          Less: Amount representing interest             (44,026)
                                                      ----------
          Present Value of Net Minimum Lease Payments    273,790
          Less: Current portion                         (178,210)
                                                      ----------
          Capital Lease Obligation - Long Term        $   95,580
                                                      ==========

At December 31, 1999, the Company owed $63,103 in delinquent executory fees to the related party.

The Company has violated its lease agreement by being delinquent in its payments regarding these leases. At December 31, 1999, the Company was thirteen months behind in its lease payments. According to the lease agreement, the lease could be called and all principal amounts would be due. However, the lessor has waived this alternative and is only requiring delinquent payments to be made up during the current year.

NOTE 10 - OPERATING LEASES

The Company conducts its operations in a building leased from a related party through common ownership which expires in June 2003. Rent expense under this lease was $37,080, $45,396 and $49,440 for the nine months ended September 30, 2000 and the years ended December 31, 1999 and 1998, respectively. The Company also leased vehicles under 24 to 36 month operating leases from a bank, which expired in August 1998 and 1999. Rent expense under these leases was $0, $17,375 and $22,667 for the nine months ended September 30, 2000 and the years ended December 31, 1999 and 1998, respectively.

Future minimum rental payments for the next four years are as follows:

               2000                  $  49,440
               2001                     49,440
               2002                     49,440
               2003                     24,720
                                     ---------
                                     $ 173,040
                                     =========

In addition, the Company rents several pieces of office and plant equipment on a month-to_ month basis from a related party through a common ownership. Rent expense under these leases was $5,044 and $6,654 for the periods ended December 31, 1999 and December 31, 1998.

At December 31, 1999 and 1998, the Company owed $143,916 for lease/rental payments as well as other operating expenses. These payables are due on demand and bear no interest.

NOTE 11 - CONTINGENCIES

Terra Systems, Inc. Versus a Former Director/Officer and Other Stockholders - The Company has filed a complaint against a former director and officer and other stockholders of the Company (the defendants) for using various forms of improper conduct and misrepresentations concerning their qualifications and intentions to obtain a significant number of the Company's shares. The Company is seeking a declaration by the court that none of the defendants have any right, title to or ownership of the Company's stock originally issued to the defendants. The defendants claim the Company and certain of its officers have engaged in fraudulent and conspiratorial conduct and have filed a counterclaim seeking the following: a dismissal of the Company's complaint, unspecified amount of damages resulting from the Company's refusal on March 1, 1997 to tender shares to the defendants that the defendants were entitled to sell, the removal of certain restrictions on the Company's stock, $60,000 for breach of an employment contract and interest, compensatory damages and punitive damages in unspecified amounts, and together with attorney fees.

On October 9, 1999, the Court entered a partial summary judgment against one of the defendants in favor of the Company on all of its claims. The Court found that the damages sought against the defendant and an award of reasonable attorney's fees, and expenses incurred in connection with the case shall be determined at a future date. The Court also found that the Company is entitled to a partial summary judgment against the defendant for securities fraud, including recission and restitution of the issuance of one million Terra Systems shares and additional damages to be determined in further proceedings before the Court. The amount of damages to be awarded has not yet been determined.

     The Company denies all material allegations against the Company and intends to fully defend the counterclaim of the defendants and prosecute the Company's claims and actions against the defendants. This litigation is still in the discovery phase and the ultimate outcome cannot presently be determined Accordingly, no adjustments have been made to the Company's financial position, results of operations or cash flows.

Threatened Litigation - The Company and certain Officers and Directors of the Company received notice from a litigant's legal counsel of threatened litigation. The litigant contends that certain current Officers and Directors held and sold a number of Xullux shares that were free trading prior to the merger of Xullux and Terra Systems. The alleged sale may have impacted the value of the litigant's Terra Systems restricted publicly issued shares in the company. The litigant claims that the defendant's ownership and alleged sale of Xullux stock was not disclosed to him at or during the time he contributed certain assets and other equipment to Terra Systems in exchange for the Terra Systems
restricted stock.   The litigant seeks to return 125,000 shares
to Terra Systems for value and seeks other monetary and punitive damages in an amount of not less than $1,500,000 including additional costs and attorney's fees. The Company denies all of the material allegations and claims of the litigant. Currently, the ultimate outcome of this situation cannot presently be determined. Accordingly, no adjustments have been made to the Company's financial position, results of operations or cash flows.

Based on the uncertain outcome of these contingencies, no provision for any loss or gain that may result upon adjudication has been made in the accompanying financial statements, and the possible effect it will have on future financial statements is unknown.

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